Exhibit 99.1

N E W S R E L E A S E

Siyata Launches T600 Cellular Booster for T-Mobile 5G Enterprise Customers

Designed to enhance signal strength and improve reception

VANCOUVER, BC / ACCESSWIRE / February 27, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced the launch of the Siyata T600 Cellular Booster for T-Mobile 5G enterprise customers.

The T600 Cellular Booster is designed to enhance signal strength and improve reception for T- Mobile 5G enterprise customers. This device is intended to deliver crystal clear voice quality and lightning-fast data speeds, ensuring that users stay connected and productive

“Our T600 Cellular Booster represents the next generation of cellular solutions for enterprise customers,” said Marc Seelenfreund, CEO of Siyata Mobile. “With its advanced 5G technology the T600 provides the ultimate solution for T-Mobile 5G enterprise customers who need enhanced signal strength and improved reception.”

With the Siyata T600 Cellular Booster, users can enjoy the benefits of reliable and efficient connectivity, even in remote locations with weak cellular connectivity or large office buildings. The device’s easy installation and simple setup make it the perfect choice for corporate customers looking to improve network performance and ensure they never miss an important call or email.

For more information on the Siyata T600 cellular booster, please visit Siyata T600 Cellular Booster.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

- END -